

Mail Stop 3561

October 15, 2015

Alessandro Gili
Chief Financial Officer
New Business Netherlands N.V.
Via Abetone Inferiore n. 4
1-41053 Maranello (MO)
Italy

> **Re: New Business Netherlands N.V.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed October 9, 2015**
> **File No. 333-205804**

Dear Mr. Gili:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2015 letter.

Recent Developments – Expected Third Quarter 2015 Results, page 7

1. We note that you provide expected results for the three months ended September 30, 2015, and in addition to expected revenues, you provide expected Adjusted EBITDA, which is a non-GAAP measure. In order to provide, with equal or greater prominence, the most directly comparable GAAP financial measure, please revise to include expected net profit for the three months ended September 30, 2015. See Item 10(e)(1)(i)(A) of Regulation S-K. Additionally, explain any changes in expected net profit for the three months ended September 30, 2015 as compared to the comparable period of the prior year.

Report of Independent Registered Public Accounting Firm, page F-26

2. Please revise to remove the explanatory or restrictive legend from your independent auditors report and finalize the date of the report upon completion of the Restructuring and prior to effectiveness. Similarly, please finalize the date of your independent auditor's consent filed as Exhibit 23.1.

Exhibits

3. As discussed during our call with counsel on October 15, 2015, we note that Amendment No. 3 makes reference to a contract manufacturing agreement with Maserati. Please file such agreement as an exhibit, or tell us why you do not believe that it is required to be filed. In that regard, we note that Maserati S.p.A. is controlled by Fiat Chrysler Automobiles N.V. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Exhibit 5.1

4. We note that the revised legality opinion indicates that counsel's services shall be governed by its General Terms and Conditions, including a limitation of liability and a nomination of competent jurisdiction. Please tell us why such statement is both necessary and appropriate. In the alternative, please have counsel remove such statement from the legality opinion.

5. We note that the revised opinion indicates that the Shares (which includes the Special Voting Shares) have been duly authorized, validly issued, fully paid and are non-assessable. However, it appears that the Special Voting Shares have not yet been issued. Please advise.

You may contact Claire Erlanger at (202) 551-3301 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Scott Miller
        Sullivan & Cromwell LLP